02028396

File No.82-4732
April 8, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

RECD S.E.C.
APR 10 2002
070

Re: JUSTSYSTEM CORPORATION -Rule 12g3-2(b)

Subsequent Submissions

Ladies and Gentlemen:

1. The following information is being supplied as subsequent submissions in connection with filing an application dated October 5, 2001 in order to establish an exemption for the Common Stock, par value ¥50 per share ("Common Stock"), of JUSTSYSTEM CORPORATION, a corporation incorporated under the laws of Japan (the "Company"), based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended.

2. The list below sets forth the information the Company (i) has made or is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) has filed or is required to file with any stock exchange and which has been made public by such exchange and (iii) has distributed or is required to distribute to its security holders. The list below sets forth the information referred to in clauses (i), (ii) and (iii) above that is required to be published by the Company and the source of the publication requirement.

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Annual Securities Report (including Audited Financial Statement) (in Japanese)	Within three months after the end of each fiscal year (March 31)	Article 24(1) of the Securities and Exchange Law of Japan (the "Securities Law")
Amendment to Annual Securities Report (in Japanese) (if any)	When necessary	Article 24-2(1) of the Securities Law
Semi-annual Securities Report (including Interim Financial Statements) (in Japanese)	Within three months after the end of each interim period (September 30)	Article 24.5(1) of the Securities Law
Securities Registration Statement (in Japanese) (if any)	At the time of offering of securities	Article 4 of the Securities Law
Extraordinary Report and any amendment thereto (in Japanese) (if any)	When necessary	Article 24.5(3) of the Securities Law
Securities Notice and any amendments thereto (in Japanese) (if any)	The day of the beginning of an offering	Article 4(5) of the Securities Law and Article 5 of the Ministerial Ordinance Concerning the Disclosure

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dw 4/16

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Brief Statement of Annual Financial Results (in Japanese)	None	Japan Securities Dealers Association ("JSDA")
Brief Statement of Interim Financial Results (in Japanese)	None	JSDA
Notice in Relation to Material Issues as to the Company's Business etc., Which Can Significantly Impact an Investor's Decision with Respect to the Company (in Japanese) (if any)	Promptly after the happening of the event giving rise to such issues	JSDA
Annual Business Report to Shareholders (in Japanese)	None	None
Semi-annual Business Report to Shareholders (in Japanese)	None	None
Notice of General Meeting of Shareholders, including Financial Statements and Operation Information (in Japanese)	Two weeks before the meeting	Article 232(1) of the Commercial Code of Japan
Annual Report (in English)	None	None
Semiannual Report (in English)	None	None

3. Enclosed are all documents listed above which were published by the Company since October 1, 2001 and which are required to be submitted pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto. Brief descriptions of any such documents for which no English language version has been prepared are set forth in Annex B hereto.

4. The Company has placed the Securities and Exchange Commission (the "Commission") on the Company's mailing list and all documents on the above list that are published in the future will be forwarded to the Commission as they become available.

5. The Company agrees that it shall, promptly after the end of any fiscal year in which any changes occur in the list of information set forth above or any subsequent list, furnish to the Commission a revised list reflecting such changes.

6. The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

7. In connection with the application for exemption, we have included the following supplemental information:

a. The total number of shareholders of each class of the Company's equity securities as of September 30, 2001:

Common Stock: 6,846 registered shareholders

b. (i) The number of registered holders of shares of Common Stock resident in the United States and (ii) the amount and (iii) percentage of shares of Common Stock registered in the name of residents of the United States as of September 30, 2001:

(i) 11 registered shareholders
(ii) 408,800 shares of Common Stock

(iii) 1.31% of outstanding shares of Common Stock

c. The circumstances under which ownership of the Common Stock was obtained by residents of the United States:

On October 7, 1997, the Company effected an offering (the "Offering") of 2,150,000 shares of Common Stock in Japan. Simultaneously with the Offering, the Company sold 1,050,000 shares of Common Stock to certain international underwriters by mean of a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) thereof. A portion of such Common Stock was resold by certain of such underwriters to qualified institutional buyers in the United States pursuant to Rule 144A of the Securities Act.

In addition, it is possible that other residents of the United States may have acquired Common Stock of the Company through secondary market transactions. It is not possible for the Company to obtain further information regarding these transactions or their participants without unreasonable effort or expenses.

d. The date and circumstances of the most recent public distribution of securities of the Company by the Company or an affiliate of the Company:

The offering discussed in c. above is the most recent public distribution of securities of the Company or its affiliates.

8. If any questions or requests for additional information should arise, please do not hesitate to contact our United States counsel, Theodore A. Paradise of Davis Polk & Wardwell, Akasaka Twin Tower East 11F, 17-22 Akasaka 2 cho-me, Minato-ku, Tokyo 107-0052, Japan, telephone 81-3-5561-4430, facsimile 81-3-5561-4425.

Sincerely,

JUSTSYSTEM CORPORATION

Kazunori Ukigawa
President

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE OCTOBER 1, 2001 TO MARCH 31, 2002

A. English Language Documents

1. Semiannual Report for the Year Ended March 31, 2002 (Exhibit A)

B. Japanese Language Documents

1. Semiannual Securities Report dated December 26, 2001(Brief description provided in Annex B)
2. Brief Statement of Non-Consolidated Semiannual Financial Results dated November 22, 2001 (English translation attached as Exhibit B)
3. Brief Statement of Consolidated Semiannual Financial Results dated November 22, 2001 (English translation attached as Exhibit C)
4. Semiannual Business Report of the 21th fiscal year (Information contained therein is summarized in Exhibit A)

Brief Description of Japanese Language Documents

1. Semi-Annual Securities Report dated December 26, 2001

   Semi-Annual Securities Report dated December 26, 2001 submitted to the Shikoku Local Finance Bureau describing the Company's capital, management, business, financial statements for the six months ended September 30, 2001 and other matters concerning the Company.

EXHIBIT A

JUSTSYSTEM

JUSTSYSTEM CORPORATION

108-4, Hiraishi-Wakamatsu Kawauchi-cho,
Tokushima-shi, Tokushima Prefecture, Japan 771-0189
TEL: 81-88-666-1000
FAX: 81-88-666-1169

Home Page: http://www.justsystem.com

E-mail: ir@justsystem.co.jp

Semiannual Report 2001

For the six months period ended September 30, 2001

TO OUR SHAREHOLDERS AND FRIENDS

Concerning the Japanese economic environment during the first half of this term, due to the slow progress made in implementation of the government's "structural reform" policy, one can see no sign of an end regarding the adjustment phase. Under the progressing deflation, recovery in corporate earnings has been delayed, while personal consumption has also remained stagnant due to future uncertainty.

In the personal computer industry during the first half of this term, the number of domestically distributed hardware components decreased by 10% compared with the same term of the previous year. Sales of package software at the point-of-sales continue to be sluggish particularly in the area of software designed for consumers.

Under such a severe business environment, JUSTSYSTEM CORPORATION has focused on fortifying licensed sales for the government, municipal offices and educational institutions in the software business, and intensifying business systems designed for corporations represented by "ConceptBase". JUSTSYSTEM CORPORATION placed a priority on measures to strengthen the Company's earnings structure.

Business results by industrial segment were as follows:

Regarding software related business, we have focused on intensifying licensed sales of the "Ichitaro" products principally for the government and municipal offices, and "Ichitaro Smile" to gain further business in the education market. In particular "Ichitaro Smile" was introduced by more than 10,000 primary schools as of the end of September 2001, enjoying a total of 300,000 licensed sales which represents a doubling of the figure compared with that of the end of March 2001. Having achieved the No. 1 introduction rate by primary schools, this contributed to an increase in sales of "Ichitaro Smile" through the point-of-sales and general merchandise store distribution channels. In the education industry, we aim to expand sales as a whole, by also focusing on our already released software; "Happyo Meijin", a presentation software designed for primary schools, "Naruhodo Net", an Internet browser and "Hirameki Writer", a composition software designed for primary schools.

We released "ATOK14 for Mac OS X" in April, "Raku-Raku Hagaki 2001 Summer!" and "MegaVi TV2", a TV recording and editing software applicable to MPEG 2 in June, "Goblile 2", a tool for multi-functional mobile telephones and "JustHome 2", all-in-one home PC software which has improved its easy-understanding, easy-to-use and enjoyable features, in September. "JustHome 2" has been widely introduced as teaching materials for PC schools. In June, meeting the need of electronic governmental plan intended by the government, municipal offices and corporations, we marketed "FormLiner for XML/SGML", an integrated document preparation tool which makes it possible to produce XML and SGML documents from the existing documents such as using Ichitaro documents as a model.

Regarding the "ATOK" series, we are widening its range of applications to various non-PC terminals, primarily regarding the installation type, for example to the PDA with Palm OS, in addition to mobile phones made by Mitsubishi Electric Corporation and Hitachi, Ltd. We also developed digital audio software with the introduction of "NetMD", a connecting standard between PC and MD laid down by Sony Corporation, and began marketing it to AV manufacturers.

With respect to the business systems, the number of corporations which have introduced "ConceptBase" reached a total of 1,200 at the end of September, representing 550,000 users. Although we initially began with development and sales of search engines as the back-end function for corporations, we are now shifting our focus towards solution software vending. Solution software vending supports corporations' e-Business more directly on the basis of knowledge management, by providing services based on our experience and achievements acquired through the introduction of this product to 1,200 corporations.

In June, we packaged the highly compatible "Net-IT" and "KnowledgeMarket" with "ConceptBase" products, and released them as "Net-IT Knowledge Search Plus" and "KnowledgeMarket with CB", respectively. We intend to intensify these as part of the "ConceptBase" series accelerating the use of knowledge assets. In September, we also released "ConceptBase Clustering Ver.2.0". In addition to all features of the text-mining software "ConceptBase Clustering", which provides the high-speed processing of text data such as customer opinions collected on the Internet and call centers, and automatically produces their category and classifies them, this second version makes the analysis function of sensible expressions more versatile, enabling customers to carry out strategic decision-making.

As a result, despite the favorable results in the license business of "Ichitaro" and "Ichitaro Smile" for corporations and schools, as well as the augmented sales of "ConceptBase", since sales of packaged products at the point-of-sales and pre-installed products in computers were slow, net sales of the software related businesses resulted in ¥5,365 million ($45 million), a decrease of 2.0 % compared with the same period of the previous year. Meanwhile, as the Company carried out further cost structure revisions regarding administrative expenses and the cost of products etc., the operating loss resulted in ¥1,195 million ($10 million).

Regarding the network business, although our 100% subsidiary engaged in the Internet service provider business, WebOnline Networks, Ltd. enjoyed a steady increase in subscription for the "SOTEC-JustNet Course" targeted at SOTEC PC purchasers and users, the unit price per customer was reduced after revision of the course fee system implemented last year. The sales of the network business therefore remained stable at ¥1,565 million ($13 million). The operating loss was ¥24 million ($0.2 million), due to compensation made for the one-year free subscriber fee for the "SOTEC-JustNet Course", as well as increased expenditure for sales promotion activities implemented to accelerate the pace of member enrollment.

In conclusion, on a consolidated basis, sales amounted to ¥6,929 million ($58 million), while the operating loss resulted in ¥1,567 million ($13 million). Following a decline in the valuation of invested securities owned by our 100% subsidiary in the United States, JUSTSYSTEM, Inc., we appropriated a partnership loss of ¥210 million ($2 million) and recorded an invested securities devaluation of ¥145 million ($1 million) in other expenses. Thus the net loss, despite the profit appropriated on the sale of the invested securities amounting to ¥611 million ($5 million), was ¥773 million ($6 million).

Under the conditions that the rapid spreading of broadband network connections such as ADSL and FTTH are expected, our 100% subsidiary operating "JustNet" business, WebOnline Networks, Ltd., will meet with ever higher demand for both the services of the Internet connections and fulfillment of the contents. This demand will be met by providing a reasonable price range, stable connecting environment and attractive contents. JUSTSYSTEM CORPORATION made a decision to transfer the entire shares of this subsidiary to Sony Communication Network Corporation as of October 1st, through which both corporations aim to further strengthen their management foundation. Benefits will be experienced through cost reduction resulting from network sharing, while expanding their members, as well as providing competitive broadband network services, by improving services regarding JustNet connection and contents using the synergy effect.

During this fiscal year, we will aim to return the bottom line to the black at the end of the period on a non-consolidated basis. Additionally, we will strive to secure sufficient profits which will enable us to pay dividends through growing profit generated by the rapidly progressing business systems activity.

In the software business, we will place emphasis on the licensing market as a countermeasure for the sluggish point-of-sales package market. At the same time, we intend to re-promote software products which provide language technology based upon Japanese by stressing the attractiveness of the language and importance of expression capability including the key feature of the ATOK system; Japanese "dialect" input function.

Regarding the business systems activity, we ensure its path to successful growth by providing services based on our experience and achievements acquired through introduction of the product to 1,200 corporations. Thus shifting the focus towards the solution software business based on knowledge management, which directly supports corporate e-Business, we will improve the unit sales per corporation.

Furthermore, with the future prospect of the economy remaining uncertain, we continue to carry out a thorough study and revision of the cost structure. We will aim to build a sufficient corporate structure in order to overcome critical business reform, by undertaking a basic screening and concentration of business, including the selling of our 100% subsidiary, WebOnline Networks, Ltd.

All company employees will strive as one to work for realization of the above tasks in order to retrieve our business performance.

November 22, 2001

Kazunori Ukigawa
President and Representative Director

JUSTSYSTEM CORPORATION AND SUBSIDIARIES

SEMIANNUAL CONSOLIDATED BALANCE SHEETS
September 30, 2001 and 2000 (Unaudited)

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2000	2001
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	¥5,630,869	¥5,594,141	$47,318
Time deposits (Note 6)	1,984,400	2,540,000	16,676
Receivables:			
Trade notes	59,887	68,464	503
Trade accounts	3,227,934	3,065,559	27,125
Allowance for doubtful receivables	(39,006)	(29,559)	(328)
Inventories (Note 3)	781,298	893,923	6,566
Prepaid expenses and other current assets	520,354	442,597	4,373
Total current assets	12,165,736	12,575,125	102,233
PROPERTY AND EQUIPMENT (Note 6):			
Land	3,925,300	3,925,300	32,986
Buildings and structures	10,093,825	10,070,209	84,822
Furniture and equipment	5,351,897	5,282,916	44,974
Total	19,371,022	19,278,425	162,782
Accumulated depreciation	(7,509,827)	(6,600,014)	(63,108)
Net property and equipment	11,861,195	12,678,411	99,674
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 4 and 6)	1,700,109	4,578,980	14,287
Investments in and advances to associated companies	207,205	187,536	1,741
Lease deposits	860,653	863,729	7,232
Deferred software development costs	2,567,679	2,025,910	21,577
Goodwill	760,334	815,996	6,389
Prepaid pension costs (Note 7)	295,675	303,001	2,485
Non-operating real estate (Notes 5 and 6)	3,057,303	3,150,624	25,692
Other	771,079	804,063	6,480
Total investments and other assets	10,220,037	12,729,839	85,883
TOTAL	¥34,246,968	¥37,983,375	$287,790

See notes to semiannual consolidated financial statements.

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2000	2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank loans (Note 6)	¥945,090	¥500,000	$7,942
Current portion of long-term debt (Note 6)	965,000	3,678,000	8,109
Payables:			
Trade accounts	230,837	342,805	1,940
Other	1,084,620	1,320,375	9,114
Income taxes payable (Note 12)	25,163	105,296	211
Accrued employees' bonuses	499,456	448,966	4,197
Other accrued expenses and current liabilities	369,639	344,824	3,107
Total current liabilities	4,119,805	6,740,266	34,620
LONG-TERM LIABILITIES:			
Long-term debt (Note 6)	8,866,000	6,975,000	74,504
Deferred tax liabilities (Note 12)	3,401,910	4,044,147	28,587
Liability for retirement benefits (Note 7)	432,747	396,340	3,637
Other	26,758	19,985	225
Total long-term liabilities	12,727,415	11,435,472	106,953
MINORITY INTERESTS	89,947	43,044	756
SHAREHOLDERS' EQUITY (Note 8):			
Common stock, ¥50 par value -			
Authorized, 66,163,200 shares;			
Issued and outstanding, 31,211,200 shares in 2001 and 2000	6,490,560	6,490,560	54,543
Additional paid-in capital	8,399,510	7,887,010	70,584
Special reserves	5,759,663	6,135,955	48,401
Accumulated deficit	(3,526,037)	(1,682,222)	(29,631)
Unrealized gains on available-for-sale securities	286,596	875,590	2,408
Foreign currency translation adjustments	412,145	57,700	3,463
Total	17,822,437	19,764,593	149,768
Treasury stock – at cost	(512,636)		(4,307)
Total shareholders' equity	17,309,801	19,764,593	145,461
TOTAL	¥34,246,968	¥37,983,375	$287,790

JUSTSYSTEM CORPORATION AND SUBSIDIARIES

SEMIANNUAL CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Six Months Ended September 30, 2001 and 2000 (Unaudited)

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2000	2001
NET SALES	¥6,929,376	¥6,930,162	$58,230
COST OF SALES	2,892,922	2,744,692	24,310
Gross profit	4,036,454	4,185,470	33,920
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 10)	4,484,993	5,035,848	37,689
RESEARCH AND DEVELOPMENT COSTS	1,118,140	1,277,113	9,396
Operating loss	(1,566,679)	(2,127,491)	(13,165)
OTHER INCOME (EXPENSES):			
Interest and dividend income	10,708	15,822	90
Interest expense	(102,166)	(103,255)	(859)
(Losses) earnings from equity investment in partnership	(209,597)	430,446	(1,761)
Other - net (Note 11)	454,526	120,707	3,820
Other income (expenses) – net	153,471	463,720	1,290
LOSS BEFORE INCOME TAXES AND MINORITY INTERESTS	(1,413,208)	(1,663,771)	(11,875)
INCOME TAXES (Note 12):			
Current	38,326	117,170	322
Deferred	(637,057)	(445,180)	(5,353)
Total	(598,731)	(328,010)	(5,031)
MINORITY INTERESTS IN LOSSES OF CONSOLIDATED SUBSIDIARIES	41,807	24,933	351
NET LOSS	(772,670)	(1,310,828)	(6,493)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(3,129,659)	(40,961)	(26,300)
ADJUSTMENT TO DEFICIT FOR RECLASSIFICATION OF UNREALIZED GAIN ON AVAILABLE-FOR-SALE SECURITIES (Note 2.c)		(1,786,390)	
APPROPRIATIONS:			
Transfer from reserve for software development-net	320,107	1,388,927	2,690
Transfer from reserve for special depreciation-net	56,185	67,030	472
ACCUMULATED DEFICIT, END OF PERIOD	¥(3,526,037)	¥(1,682,222)	$(29,631)
PER SHARE OF COMMON STOCK (Note 2. r)	Yen		U.S. Dollars
Net loss	¥24.96	¥42.00	$0.21

See notes to semiannual consolidated financial statements.

JUSTSYSTEM CORPORATION AND SUBSIDIARIES

SEMIANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended September 30, 2001 and 2000 (Unaudited)

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2001	2000	2001
OPERATING ACTIVITIES:			
Loss before income taxes and minority interests	¥(1,413,208)	¥(1,663,771)	$(11,875)
Adjustments for:			
Income taxes – paid	(43,682)	(28,804)	(367)
Depreciation and amortization	1,490,464	1,541,792	12,525
Loss on disposal of fixed assets	4,063	176,057	34
Losses (earnings) from equity investment in partnership	209,597	(430,446)	1,761
Gain on sales of investment securities	(611,370)		(5,138)
Loss on devaluation of investment securities	145,106		1,219
Changes in assets and liabilities:			
Decrease in trade receivables	3,454,712	1,325,376	29,031
Increase in inventories	(2,912)	(47,076)	(24)
Decrease in trade payables	(293,610)	(127,238)	(2,467)
Decrease in other payables	(835,167)	(247,924)	(7,018)
Other – net	9,944	(157,350)	83
Total adjustments	3,527,145	2,004,387	29,639
Net cash provided by operating activities	2,113,937	340,616	17,764
INVESTING ACTIVITIES:			
Purchases of property and equipment	(59,478)	(54,390)	(500)
Purchases of and expenditures for software and other intangible fixed assets	(1,212,062)	(953,661)	(10,185)
Purchases of investment securities	(225,279)	(8,128)	(1,893)
Proceeds from sales of marketable and investment securities	776,550		6,525
Other – net	(257,527)	34,859	(2,164)
Net cash used in investing activities	(977,796)	(981,320)	(8,217)
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	45,090	(4,800)	379
Repayments of long-term debt	(435,000)	(305,000)	(3,655)
Stock issuance to minorities	16,778		140
Net cash used in financing activities	(373,132)	(309,800)	(3,136)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	1,971	(9,803)	17
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	764,980	(960,307)	6,428
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,865,889	6,554,448	40,890
CASH AND CASH EQUIVALENTS, END OF PERIOD	¥5,630,869	¥5,594,141	$47,318

See notes to semiannual consolidated financial statements.

JUSTSYSTEM CORPORATION AND SUBSIDIARIES
NOTES TO SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended September 30, 2001 and 2000 (Unaudited)

1. BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the provisions set forth in the "Accounting and Reporting Standards of Semiannual Consolidated Financial Statements", which are substantially the same as the standards for annual consolidated financial statements and are different in certain material respects as to application and disclosure requirements of accounting principles generally accepted in the United States ("U.S. GAAP") (Note 2. s), issued by the Business Accounting Deliberation Council, an advisory body to the Minister of Finance, designated to set accounting and reporting standards for business enterprise in Japan. The semiannual consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The semiannual consolidated financial statements are not audited by independent public accountants.

In preparing these semiannual consolidated financial statements, certain reclassifications and rearrangements have been made to the semiannual consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

Certain reclassifications have been made in the 2000 semiannual consolidated financial statements to conform to the 2001 presentation.

The semiannual consolidated financial statements are stated in Japanese yen, the currency of the country in which JUSTSYSTEM CORPORATION (the "Company") is incorporated and principally operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥119 to $1, the approximate rate of exchange at September 30, 2001. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation*

The semiannual consolidated financial statements as of September 30, 2001 include the accounts of the Company and its 8 (9 in 2000) subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Parent, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in 2 (2 in 2000) associated companies are accounted for by the equity method.

The differences between the cost and the fair value of the net assets of investments in subsidiaries, less the amount specifically assigned to individual assets, are amortized on the straight-line basis over ten years.

All significant intercompany balances and transactions, and unrealized profit included in assets have been eliminated in consolidation.

b. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hands, bank demand deposits, time deposits and short-term investments that are readily convertible into cash due within three months of the time of acquisition and that are exposed to insignificant risk of changes in value.

c. *Marketable and Investment Securities*

The Companies classified all of holding securities as available- for- sale securities except for investment in partnership held by U.S. subsidiary and reported them at fair value, which are presented as investment securities, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Investment in partnership held by U.S. subsidiary included in investment securities is accounted for applying the equity method and is reported at fair value, with unrealized gains and losses recognized in earnings.

The unrealized gain on available-for-sale securities held by U.S. subsidiary of ¥1,786,390 thousand was included in accumulated deficit in shareholders' equity in March 31, 2000 balance sheet. Such amount is separately presented as unrealized gains on available-for-sale securities as a separate component of shareholders' equity as well as such gain on those securities held by the Company in the September 30, 2000 balance sheet.

d. *Inventories*

Work-in-process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the average method.

e. *Property, Equipment and Non-operating real estate*

Property, equipment and non-operating real estate are stated at cost. Depreciation of property, equipment and non-operating real estate are computed principally by the declining-balance method over the estimated useful lives of the assets.

The useful lives of the assets range principally as follows:

Buildings and structures------------------ 18-65 years
Furniture and equipment------------------ 2-20 years

f. Goodwill

Goodwill is amortized by the straight-line method over 10 years.

g. *Accrued Employees' Bonuses*

Accrued employees' bonuses are provided for at the amount applicable to the current period based on management estimates of the amounts which will be paid in the following period.

h. *Retirement and Pension Plans*

The liability for retirement benefits of the Company and its domestic subsidiaries is measured based on the projected benefit obligations, less the plan assets at the balance sheet date. Such liability has been stated to record one-half of the estimated total annual net periodic pension costs for the semiannual period. For the funded noncontributory defined benefit pension plan, the plan assets which exceeded the projected benefits obligations is recorded as prepaid pension costs, included in investments and other assets. For the unfunded benefit plan, the related liabilities are presented as liability for retirement benefits under long-term liabilities.

The liability for retirement benefits presented in the accompanying consolidated balance sheets did not include retirement benefits for directors and corporate auditors. The retirement benefits for directors and corporate auditors are charged to income when paid subject to the approval of the shareholders.

The U.S. subsidiaries have defined contribution pension plans and recognize the related pension costs when contributions are made.

i. *Special Reserves*

The Japanese Special Taxation Measures Law (the "Law") permits companies in Japan to record a tax deduction for certain reserves, if recorded in the books of account as an appropriation of retained earnings, that are not required for financial reporting purposes. The Japanese Commercial Code requires that the special reserves be recorded as a separate component of shareholders' equity (see Note 8). The special reserves of the Company consisted principally of reserve for software development. Reserve for software development is transferred to accumulated deficit by adding it back to taxable income within four years after the four-year retention period in accordance with the Law.

j. *Revenue Recognition*

Sales for packaged software are recorded when the software is shipped to customers. Sales for preinstalled software are recorded when hardware containing the Company's software is shipped to the hardware manufacturers' customers.

k. *Software Development Costs*

Software development costs, which are incurred through the completion of Beta versions of specific software, are charged to income when incurred. Such costs incurred subsequent to completion of the Beta version are deferred and amortized in the amount of the higher of the amount computed in proportion of the actual sales volume of the software during the current period to the estimated total sales volume of the software or the amount computed by the straight-line method over the estimated salable periods (eighteen months for desk-top software and thirty six months for system software) in accordance with the accounting standard for research and development costs.

l. *Income Taxes*

The provision for income taxes is computed based on the pretax income included in the semiannual consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. *Leases*

All leases transactions of the Company and domestic subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deems to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating leases.

n. *Stock Issuance Costs*

Stock issuance costs are charged to income when incurred.

o. *Appropriations of Retained Earnings or Disposition of Deficit*

Appropriations of retained earnings or disposition of deficit at each year end are reflected in the financial statements in the following period upon shareholders' approval.

p. *Foreign Currency Transactions*

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statement of operations to the extent that they are not hedged by forward exchange contracts.

q. *Foreign Currency Financial Statements*

The balance sheet, income and expense accounts of foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical exchange rates. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity.

r. *Per Share Information*

The computation of net loss per share is based on the weighted average number of shares of common stock outstanding during each period retroactively adjusted for stock splits. The weighted average number of common shares used in the computation was 31,211 thousand shares for the six months ended September 30, 2001 and 2000, respectively. Diluted net income per share is not disclosed because of net loss position at September 30, 2001 and 2000. Cash dividends were not paid in 2001 and 2000.

s. *Differences between Japanese GAAP and U.S. GAAP*

The accompanying semiannual consolidated financial statements have been prepared in conformity with Japanese GAAP which differ in certain material respects from U.S. GAAP.

The major differences between Japanese GAAP and U.S. GAAP as of September 30, 2001 which would apply to the Company and may have a material effect on the financial condition and results of operations, are as follows:

1) *Stock issuance costs* -- Under Japanese GAAP, except where a stock issue is underwritten in which case proceeds from the sales of stock are recorded net of underwriting commission, stock issuance costs are charged to income, while such costs are charged to additional paid-in capital, net of tax, under U.S. GAAP.
2) *Impairment of long-lived assets*-- Japanese GAAP requires carrying tangible and intangible fixed assets at cost less depreciation and amortization, and does not require any review for impairment of such assets. U.S.GAAP requires review of long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized.
3) Goodwill – Under Japanese GAAP, goodwill is amortized by the straight-line method over the years which do not exceed 20 years. U.S. GAAP requires from years beginning after December 15, 2001 that goodwill will no longer be amortized and will be tested for impairment annually and an impairment loss will be amortized, if any.

Management is not able to determine the individual or aggregate effects of the differences between Japanese GAAP and U.S. GAAP.

3. INVENTORIES

Inventories as of September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Finished products	¥206,459	¥242,169	$1,735
Work-in-process	9,634	58,520	81
Raw materials	516,519	546,485	4,340
Supplies	48,686	46,749	410
Total	¥781,298	¥893,923	$6,566

4. INVESTMENT SECURITIES

Investment securities as of September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Equity securities	¥1,061,060	¥2,360,289	$8,917
Debt securities	89,531	87,684	752
Other securities	89,004	127,842	748
Sub-total (*1)	1,239,595	2,575,815	10,417
Investment in partnership (*2)	460,514	2,003,165	3,870
Total	¥1,700,109	¥4,578,980	$14,287

(*1) These securities are held by the Companies and were classified as available-for-sale securities.

(*2) This security is held by a U.S. subsidiary and was accounted for applying the equity method, which represents fair value as of September 30, 2001 and 2000, respectively.

Information regarding available-for-sale securities whose fair value is readily determinable as of September 30, 2001 and 2000 were as follows:

	Thousands of Yen		
September 30, 2001	Cost	Unrealized Gains(Loss)	Fair Value
Equity securities	¥158,203	¥501,970	¥660,173
Debt securities	77,064	6,467	83,531
Other securities	98,864	(9,860)	89,004
Total	¥334,131	¥498,577	¥832,708

	Thousands of Yen		
September 30, 2000	Cost	Unrealized Gains(Loss)	Fair Value
Equity securities	¥789,229	¥1,386,210	¥2,175,439
Debt securities	75,892	5,792	81,684
Other securities	150,649	(22,807)	127,842
Total	¥1,015,770	¥1,369,195	¥2,384,965

September 30, 2001	Thousands of U.S. Dollars		
	Cost	Unrealized Gains(Loss)	Fair Value
Equity securities	$1,329	$4,219	$5,548
Debt securities	648	54	702
Other securities	831	(83)	748
Total	$2,808	$4,190	$6,998

Available-for-sale securities whose fair value is not readily determinable as of September 30, 2001 and 2000 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Equity securities	¥400,887	¥184,850	$3,369
Debt securities	6,000	6,000	50
Total	¥406,887	¥190,850	$3,419

5. NON-OPERATING REAL ESTATE

Non-operating real estate as of September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Land	¥1,431,617	¥1,431,617	$12,030
Buildings and structures	3,212,284	3,209,406	26,994
Total	4,643,901	4,641,023	39,024
Accumulated depreciation	(1,586,598)	(1,490,399)	(13,332)
Net non-operating real estate	¥3,057,303	¥3,150,624	$25,692

Income and expenses relating to non-operating real estate are classified for as non-operating income and expenses.

6. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans were made under general security agreements with banks. The annual interest rates applicable to the short-term bank loans ranged from 1.50% to 6.138% at September 30, 2001 and from 1.375% to 1.625% at September 30, 2000.

Long-term debt at September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Loans, principally from banks, maturing through 2019:			
Collateralized	¥8,960,000	¥9,468,000	$75,294
Unsecured	871,000	1,185,000	7,319
Total	9,831,000	10,653,000	82,613
Less current portion	(965,000)	(3,678,000)	(8,109)
Long-term debt, less current portion	¥8,866,000	¥6,975,000	$74,504

The annual interest rates applicable to the long-term debt ranged from 1.45% to 2.175% at September 30, 2001 and from 1.60% to 2.075% at September 30, 2000.

Annual maturities of long-term debt as of September 30, 2001 were as follows:

Year Ending September 30	Thousands of Yen	Thousands of U.S. Dollars
2002	¥965,000	$8,109
2003	930,000	7,815
2004	830,000	6,975
2005	737,000	6,193
2006	688,000	5,781
2007 and thereafter	5,681,000	47,740
Total	¥9,831,000	$82,613

The carrying amounts of assets pledged as collateral for short-term bank loans of ¥900,000 thousand ($7,563 thousand) and the above collateralized long-term debt at September 30, 2001 were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
	2001	2001
Time deposits	¥124,400	$1,045
Property and equipment:		
Land	3,409,893	28,655
Buildings - net of accumulated depreciation	4,627,228	38,884
Investment securities	125,200	1,053
Non-operating real estate - net	2,738,235	23,010
Total	¥11,024,956	$92,647

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Besides the above pledged assets, certain software programs have been pledged as collateral for long-term debt of ¥560,000 thousand ($4,706 thousand) from the Development Bank of Japan.

7. RETIREMENT AND PENSION PLANS

The Company has noncontributory defined benefit pension plan for employees retiring at the mandatory retirement age and the Company and its certain domestic subsidiaries have unfunded lump-sum payment plans as defined benefit plan for other employees. The certain foreign subsidiaries have defined contribution plans.

Under most circumstances, employees who terminate their employment are entitled to lump-sum severance payments determined based on the rate of pay at the time of termination and years of service. Employees are entitled to larger payments if the termination is involuntary, other than retirement at mandatory retirement age. Employees who terminate at the mandatory retirement age are entitled to annuity or lump-sum payments under the noncontributory defined benefit pension plan.

Net periodic benefit costs were ¥46,937 thousand ($394 thousand) and ¥46,580 thousand for the six months ended September 30, 2001 and 2000, respectively.

8. SHAREHOLDERS' EQUITY

On March 13, 2001, the Company's foreign subsidiary was contributed with 250,000 common shares of the Company from one of the Company's shareholders. As a result, additional paid-in capital increased by ¥512,500 thousand, while the same amount is recorded as treasury stock.

The Company is subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective as from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The amounts of legal reserve were ¥33,998 thousand ($286 thousand) as of September 30, 2001 and 2000 and were included in accumulated deficit in the accompanying semiannual consolidated balance sheets. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥500. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Special reserves, net of tax, at September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Reserve for software development	¥5,465,481	¥5,785,588	$45,928
Reserve for special depreciation	294,182	350,367	2,473
Total	¥5,759,663	¥6,135,955	$48,401

As described in Note 2.h , these special reserves were recorded for tax purposes and, accordingly, are added to taxable income at gross amounts in future periods.

9. STOCK OPTION PLAN

The stock option plan which was approved by the general shareholders meeting held on June 28, 2001, provides for granting options to the Company's directors and key employees to issue warrants to 171,500 thousand shares of the Company's common stock in the period from September 1, 2003 to August 29, 2008. The options will be granted at an exercise price of 105 percent of the fair market value of the Company's common stock at the date of option grant.

10. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the six months ended September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Advertising	¥714,536	¥1,174,345	$6,005
Personnel	1,222,869	1,272,425	10,276
Outsourcing service costs	599,654	489,553	5,039
Depreciation and amortization	423,980	378,471	3,563
Other	1,523,954	1,721,054	12,806
Total	¥4,484,993	¥5,035,848	$37,689

11. OTHER INCOME (EXPENSES)

Other – net of other income (expenses) for the six months ended September 30, 2001 and 2000 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Rent expenses, net of related income	¥(39,800)	¥(57,901)	$(334)
Foreign exchange gain (loss)	(30,288)	4,736	(255)
Gain on sales of marketable and investment securities	611,370		5,138
Income recognized for excessive amount of plan assets of the pension plan at transition		126,946	
Gain on subsidy for development of software from Japanese government agency		145,532	
Loss on disposal of property and equipment	(4,063)	(22,525)	(34)
Loss on devaluation of investment securities	(145,106)		(1,219)
Loss on disposal of software		(113,612)	
Loss on disposal of long-term prepaid assets		(39,920)	
Other	62,413	77,451	524
Total	¥454,526	¥120,707	$3,820

12. INCOME TAXES

The Company and its domestic subsidiaries are subject to a number of Japanese taxes based on income; corporate tax, inhabitant tax and enterprise tax which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the period ended September 30, 2001 and 2000. However, the Company did not pay any income taxes during the period ended September 30, 2001 and 2000 due to the net loss position and significant special reserves.

At September 30, 2001, the Company and its domestic subsidiaries had tax loss carryforward of ¥406 million ($3 million) which expire, if not utilized, in 2006, and certain consolidated foreign subsidiaries also had tax loss carryforward of ¥1,527 million ($13 million) for U.S. federal tax purposes which expire in 2021 and ¥1,320 million ($11 million) for U.S. state tax purposes which expire in 2011.

13. SUBSEQUENT EVENTS

Transfer of stocks of a subsidiary

The Company transferred all of its holding stocks (7,200 shares) of WebOnline Networks, Ltd. , which was a wholly owned subsidiary and operated internet service provider business, to Sony Communication Network Corporation at the amount of ¥1,800,000 thousand ($15,126 thousand) on October 1, 2001.

14. SEGMENT INFORMATION

a. Industrial segment information for the six months ended September 30, 2001 and 2000, were as follows:

Six Months Ended September 30, 2001

Sales and operating income

	Thousands of Yen				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	¥5,364,554	¥1,564,822	¥6,929,376		¥6,929,376
Intersegment sales	56,584	13,544	70,128	¥(70,128)	
Total sales	5,421,138	1,578,366	6,999,504	(70,128)	6,929,376
Operating costs and expenses	6,616,422	1,602,553	8,218,975	277,080	8,496,055
Operating loss	¥(1,195,284)	¥(24,187)	¥(1,219,471)	¥(347,208)	¥(1,566,679)

	Thousands of U.S. Dollars				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	$45,080	$13,150	$58,230		$58,230
Intersegment sales	475	114	589	$(589)	
Total sales	45,555	13,264	58,819	(589)	58,230
Operating costs and expenses	55,600	13,467	69,067	2,328	71,395
Operating loss	$(10,045)	$(203)	$(10,248)	$(2,917)	$(13,165)

Six Months Ended September 30, 2000

Sales and operating income

	Thousands of Yen				
	Software Related Business	Network Business	Total	(Eliminations) or Corporate	Consolidated
Net sales to outside customers	¥5,472,495	¥1,457,667	¥6,930,162		¥6,930,162
Intersegment sales	33,006	2,035	35,041	¥(35,041)	
Total sales	5,505,501	1,459,702	6,965,203	(35,041)	6,930,162
Operating costs and expenses	7,561,138	1,422,056	8,983,194	74,459	9,057,653
Operating income (loss)	¥(2,055,637)	¥37,646	¥(2,017,991)	¥(109,500)	¥(2,127,491)

b. Geographic segment information

Operating revenues of the Company and domestic subsidiaries for the six months ended September 30, 2001 and 2000 were more than 90% of the consolidated operating revenues of the respective years.

Accordingly, geographic segment information was not required to be disclosed.

c. Sales to foreign customers

Sales to foreign customers for the six months ended September 30, 2001 and 2000 were less than 10% of the consolidated net sales of the respective years.

CORPORATE INFORMATION

Corporate Name:
JUSTSYSTEM CORPORATION

Securities Code:
No. 4686

Listed Exchange:
The Japanese OTC Market

Headquarters:
108-4, Hiraishi-Wakamatsu Kawauchi-cho,
Tokushima-shi, Tokushima Prefecture, Japan 771-0189

Board of Directors' Meeting Date:
November 22, 2001

EXHIBIT B

<PRESS RELEASE --TRANSLATION>

November 22, 2001

JUSTSYSTEM CORPORATION
NON-CONSOLIDATED SEMIANNUAL RESULTS FOR FISCAL 2002

For the First Half of the Fiscal Year Ending March 31, 2002

Corporate Name: **JUSTSYSTEM CORPORATION**
Securities Code: No. 4686
Exchange Market: The Japanese OTC Market
Interim Dividend System: Implemented

Headquarters: 108-4 Hiraishi-Wakamatsu Kawauchi-cho
Tokushima-shi, Tokushima Prefecture, Japan
Board of Directors' Meeting Date: November 22, 2001
For further information, please contact:
Masayoshi Ikeda, Director
Accounting Department
Tel: +81(88)666-1000

1. NON-CONSOLIDATED BUSINESS RESULTS FOR THE FIRST HALF OF FISCAL 2002

(From April 1, 2001 to September 30, 2001)

(1) Results of Operations

	Net Sales		Operating Income(Loss)		Normal Income(Loss)	
For the first half ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2001	**5,352**	**(12.1)**	**(1,209)**	**--**	**(1,317)**	**--**
September 30, 2000	6,088	(23.8)	(1,694)	--	(1,793)	--
For the fiscal year ended March 31, 2001	15,619	(7.5)	121	--	13	--

	Net Income(Loss)		Net Income(Loss) per Share
For the first half ended	Millions of Yen	%	Yen
September 30, 2001	**(854)**	**--**	**(27.37)**
September 30, 2000	(960)	--	(30.78)
For the fiscal year ended March 31, 2001	(254)	--	(8.17)

Notes: 1. Amounts less than a million yen are rounded down, and fractions less than first or second decimal points are rounded off.
2. Weighted average of outstanding shares: 31,211,200 shares for September 30, 2001 and 2000, March 31, 2001 respectively
3. Change in accounting policies : None
4. Percentage is increase(decrease) ratio to the relevant item of the previous fiscal period.

(2) Dividends

	Interim Dividends per Share	Year-End Dividends per Share
For the first half ended	Yen	Yen
September 30, 2001	**0.00**	**--**
September 30, 2000	0.00	--
For the fiscal year ended March 31, 2001	--	0.00

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
For the first half ended	Millions of Yen	Millions of Yen	%	Yen
September 30, 2001	**35,220**	**19,220**	**54.6**	**615.83**
September 30, 2000	36,448	19,696	54.0	631.06
For the fiscal year ended March 31, 2001	38,240	20,154	52.7	645.73

Notes: Outstanding shares --- 31,211,200 shares for September 30, 2001 and 2000, March 31, 2001 respectively

2. NON-CONSOLIDATED BUSINESS OUTLOOK FOR FISCAL 2002 (From April 1, 2001 to March 31, 2002)

	Net Sales	Normal Income (Loss)	Net Income (Loss)	Year-End Dividends per Share	Annual Dividends per Share
For the fiscal year ending	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen
March 31, 2002	15,500	500	575	3.00	3.00

For reference : Estimated net income per share for the fiscal year ending March 31, 2002 ----------- 18.42 yen

VI. NON-CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED SEMIANNUAL BALANCE SHEETS

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of September 30, 2001		As of March 31, 2001		Increase (Decrease)	As of September 30, 2000	
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen	Thousands of Yen	Ratio
		%		%			%
<ASSETS>							
CURRENT ASSETS:							
Cash and time deposits	6,084,555		5,633,471		451,083	7,330,636	
Trade notes receivable	59,886		32,561		27,324	68,463	
Trade accounts receivable	2,640,959		6,126,704		(3,485,744)	2,478,711	
Inventories	762,595		750,947		11,648	873,075	
Deferred tax assets	218,345		190,330		28,015	129,417	
Other	1,443,630		1,424,046		19,583	1,131,612	
Allowance for doubtful receivables	(13,794)		(25,135)		11,341	(29,020)	
Total current assets	11,196,179	31.8	14,132,926	37.0	(2,936,747)	11,982,897	32.9
FIXED ASSETS							
PROPERTY AND EQUIPMENT							
Buildings	6,351,362		6,565,589		(214,226)	6,809,895	
Tools, furniture and fixtures	848,954		957,188		(108,234)	1,118,480	
Land	3,925,299		3,925,299		--	3,925,299	
Other	647,913		688,070		(40,157)	734,812	
Total property and equipment	11,773,530	33.4	12,136,148	31.7	(362,618)	12,588,488	34.5
INTANGIBLE FIXED ASSETS							
Software	1,559,088		1,594,813		(35,724)	1,502,973	
Software in process	963,257		654,862		308,394	536,378	
Other	38,262		39,456		(1,194)	40,657	
Total intangible fixed assets	2,560,608	7.3	2,289,132	6.0	271,476	2,080,008	5.7
INVESTMENTS AND OTHER ASSETS							
Investments in affiliates	3,916,984		4,044,890		(127,905)	3,970,940	
Non-operating real estate	3,057,302		3,102,902		(45,599)	3,150,624	
Prepaid pension costs	295,675		299,691		(4,016)	--	
Other	2,609,127		2,420,393		188,733	2,862,175	
Allowance for doubtful receivables	(188,474)		(185,974)		(2,500)	(186,987)	
Total investments and other assets	9,690,615	27.5	9,681,904	25.3	8,710	9,796,752	26.9
Total fixed assets	24,024,754	68.2	24,107,185	63.0	(82,431)	24,465,249	67.1
Total assets	35,220,933	100.0	38,240,112	100.0	(3,019,178)	36,448,146	100.0

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of September 30, 2001		As of March 31, 2001		Increase (Decrease)	As of September 30, 2000	
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen	Thousands of Yen	Ratio
		%		%			%
<LIABILITIES>							
CURRENT LIABILITIES							
Trade payables	218,794		482,810		(264,016)	348,611	
Short-term bank loans	900,000		900,000		--	500,000	
Current portion of long-term debt	965,000		880,000		85,000	3,678,000	
Accounts payable-other	839,711		1,483,846		(644,134)	915,106	
Income taxes payable	7,913		16,297		(8,384)	8,227	
Accrued employees' bonuses	434,121		430,224		3,896	400,026	
Other	338,287		451,769		(113,481)	283,682	
Total current liabilities	3,703,829	10.5	4,644,948	12.1	(941,119)	6,133,654	16.9
LONG-TERM LIABILITIES							
Long-term debt	8,866,000		9,386,000		(520,000)	6,975,000	
Deferred tax liabilities	3,006,790		3,647,814		(641,023)	3,256,979	
Liability for retirement benefits	396,760		380,937		15,823	366,516	
Other	26,758		26,253		504	19,984	
Total long-term liabilities	12,296,309	34.9	13,441,005	35.2	(1,144,695)	10,618,481	29.1
Total liabilities	16,000,138	45.4	18,085,954	47.3	(2,085,815)	16,752,135	46.0
<SHAREHOLDERS' EQUITY>							
COMMON STOCK	6,490,560	18.4	6,490,560	17.0	--	6,490,560	17.8
ADDITIONAL PAID-IN CAPITAL	7,887,010	22.4	7,887,010	20.6	--	7,887,010	21.6
LEGAL RESERVE	33,998	0.1	33,998	0.1	--	33,998	0.1
RETAINED EARNINGS							
General reserves	5,759,662		6,135,955		(376,292)	6,135,955	
Undisposed deficit	1,030,159		552,221		(477,937)	1,257,960	
Total retained earnings	4,729,502	13.5	5,583,733	14.6	(854,230)	4,877,994	13.4
UNREALIZED GAINS OF THE INVESTMENT SECURITIES	79,724	0.2	158,856	0.4	(79,132)	406,447	1.1
Total shareholders' equity	19,220,794	54.6	20,154,158	52.7	(933,363)	19,696,010	54.0
Total liabilities and shareholders' equity	35,220,933	100.0	38,240,112	100.0	(3,019,178)	36,448,146	100.0

(2) NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF OPERATIONS

(Amounts less than a thousand yen are rounded down)

	Six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)		Six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)		Increase (Decrease)	Fiscal Year ended March 31, 2001 (April 1, 2000 - March 31,2001)	
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen	Thousands of Yen	Ratio
		%		%			%
NET SALES	5,352,400	100.0	6,088,314	100.0	(735,913)	15,619,577	100.0
COST OF SALES	1,918,844	35.9	2,382,029	39.1	(463,184)	4,986,708	31.9
Gross Profit	3,433,555	64.1	3,706,285	60.9	(272,729)	10,632,869	68.1
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,643,500	86.7	5,400,618	88.7	(757,117)	10,511,739	67.3
Operating Income(Loss)	(1,209,944)	(22.6)	(1,694,333)	(27.8)	484,388	121,130	0.8
OTHER INCOME	177,492	3.3	155,722	2.6	21,770	411,788	2.6
OTHER EXPENSES	284,774	5.3	254,420	4.2	30,354	519,430	3.3
Normal Income(Loss)	(1,317,227)	(24.6)	(1,793,031)	(29.4)	475,804	13,487	0.1
EXTRAORDINARY GAINS	15,094	0.3	343,540	5.6	(328,445)	343,540	2.2
EXTRAORDINARY LOSSES	145,306	2.7	177,435	2.9	(32,129)	742,529	4.7
LOSS BEFORE INCOME TAXES	1,447,439	(27.0)	1,626,927	(26.7)	179,488	385,501	(2.4)
INCOME TAXES;							
- current	19,137	0.4	20,058	0.3	(921)	48,438	0.3
- deferred	(612,345)	(11.4)	(686,335)	(11.3)	73,990	(179,028)	(1.1)
NET LOSS	854,230	(16.0)	960,650	(15.7)	106,419	254,911	(1.6)
Undisposed Deficit - Brought Forward	175,928		297,310		121,381	297,310	
Undisposed Deficit at Period-end	1,030,159		1,257,960		227,800	552,221	

<SIGNIFICANT ACCOUNTING POLICIES>

1. VALUATION BASIS AND METHOD OF SECURITIES

Stocks of subsidiaries and associated companies:	Stated at cost determined by the moving average method
Other securities:	
Securities whose market values are available	Stated at fair value based on market prices, etc at the closing date (Both unrealized gains and losses are included in shareholders' equity as unrealized gains of the investment securities; cost of sales is determined by the moving average method)
Securities whose market values are not available	Stated at cost determined by the moving average method

2. VALUATION BASIS AND METHOD OF INVENTORIES

Purchased goods, finished products, and major raw materials	Stated at cost determined by the average method
Work-in-process	Stated at cost determined by the specific identification method
Minor raw materials, supplies	Stated at cost determined by the last invoice method

3. DEPRECIATION METHOD OF FIXED ASSETS

Property and equipment, non-operating real estate	Computed by the declining balance method Major useful lives are as follows: Buildings 18 to 65 years Tools, furniture and fixtures 2 to 20 years
Intangible fixed assets	
Software	As for sales purpose packaged software, amortized by the greater of either amount in proportion with estimated sales volume during estimated salable period (18 months for desk top product , 36 months for system product) of software or amount based on the straight-line method during the same estimated salable period. As for internal use software, amortized by the straight-line method based on the usable period inside company (5 years).
Other intangible fixed assets	Computed by the straight-line method

4. ACCOUNTING BASIS OF ALLOWANCES

Allowance for doubtful receivables	Normal debts; based on the actual bad loan ratio. Specific doubtful debts; estimated uncollectible amount after reviewing each collectibility.
Accrued employees' bonuses	Estimated payable amounts which will be paid in the following winter.
Liability for retirement benefits	Provided based on the estimated amounts of the projected benefit obligations and the pension assets at the end of the interim period for employees retirement benefits. For non-contributed pension plan, net prepaid balance is included as prepaid pension costs in investments and other assets. Actuarial gain or loss are amortized by the straight-line method from the next fiscal year for the fixed years (5 years) less than the average residual service period of employees at its accrued time of each fiscal year.

5. TRANSLATION BASIS OF ASSETS AND LIABILITIES DENOMINATED BY FOREIGN CURRENCIES TO JAPANESE YEN

Receivables and payables denominated in foreign currencies are translated to Japanese yen by exchange rates at the closing date, and their translation differences are charged or credited to income or loss.

6. ACCOUNTING FOR LEASE TRANSACTIONS

Finance leases other than those which deems to transfer ownership of leased equipment to lessees are accounted for as operating leases.

7. OTHER MAJOR ITEMS FOR PRESENTING SEMIANNUAL FINANCIAL STATEMENTS

Computation of taxable income for corporate, inhabitant and enterprise tax	Taxable income is computed considering transfer and reversal of reserve for software development and special depreciation estimated on appropriation of profit regarding this fiscal year.
Accounting for Consumption Taxes	Consumption taxes are accounted for separately from relevant principal transactions. Consumption taxes paid and those tentatively received were set off and the resulting balance is included in "Other" under current liabilities

<NOTES TO THE NON-CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS>

(NON-CONSOLIDATED SEMIANNUAL BALANCE SHEETS)

1. Accumulated depreciation of property and equipment:

	September 30, 2001	March 31, 2001	September 30, 2000
	Thousands of Yen	Thousands of Yen	Thousands of Yen
	7,262,161	6,870,160	6,411,763

2. Assets pledged as collateral:

	September 30, 2001	March 31, 2001	September 30, 2000
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Buildings	4,627,227	4,709,976	4,795,744
Land	3,409,893	3,409,893	3,409,893
Non-operating real estate	2,738,234	2,761,878	2,786,418
Investments and other assets – other (Investment securities)	125,200	220,800	515,600
Total	10,900,555	11,102,548	11,507,656

Relevant liabilities collateralized by the above assets:

	September 30, 2001	March 31, 2001	September 30, 2000
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Short-term bank loans	900,000	900,000	500,000
Long-term debt	8,960,000 (including current portion of 757,000)	9,214,000 (including current portion of 688,000)	9,468,000 (including current portion of 3,183,000)
Total	9,860,000	10,114,000	9,968,000

Besides the above pledged assets, program know-how, ATOK12 and ATOK13, have been assigned to long-term debt of 560,000 thousand yen from the Development Bank of Japan. Since the amounts of program know-how are difficult to assess, they are not stated in this statement.

(NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF OPERATIONS)

1.Major items of other income:

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Interest	29,896	19,505	53,563
Rent income	102,101	90,393	123,079

2.Major items of other expenses:

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Interest expenses	102,161	102,278	209,302
Rent expenses	141,902	141,315	286,959

3.Depraciation expenses

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Property and equipment	392,937	482,475	962,805
Intangible fixed assets	854,060	828,798	1,612,289
Non-operating real estate	45,914	49,742	100,026
Other(Long-term prepaid expenses)	36,705	40,989	77,234

(LEASE TRANSACTIONS)

Finance lease transactions other than those which deems to transfer ownership of leased equipment to lessees:

1) Assumed amounts of acquisition cost, accumulated depreciation and net book value at the balance sheet date of leased equipment:

(Tools, furniture and fixtures)

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Acquisition cost	411,127	204,319	368,673
Accumulated depreciation	86,309	48,646	43,590
Net book value	324,818	155,673	325,082

2) Future lease payments:

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Amount due within one year	87,371	40,458	78,711
Amount due after one year	237,447	115,215	246,371
Total	324,818	155,673	325,082

The above acquisition costs and the future lease payments include interest costs on the future lease payments since the amounts of future lease payments are not material as compared with the carrying amounts of property and equipment at the balance sheet dates.

3) Lease payments and assumed depreciation :

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Lease payment	42,718	40,786	72,619
Assumed deprecation	42,718	40,786	72,619

4) Computing method of assumed depreciation:

Computed by the straight-line method with lease terms as useful lives and residual value of zero.

(SECURITIES)

The Company didn't hold the stocks of subsidiaries and associated companies, whose market value is available at September 30, 2001 and 2000, March 31, 2001.

(DERIVATIVES)

Not applicable.

(SUBSEQUENT EVENTS)

TRANSFERRING STOCKS OF AN AFFILIATED COMPANY

On October 1, 2001, the Company transferred the whole holding stocks of the subsidiary which operates Internet service provider business to Sony Communication Network Corporation as follows:

1. The subsidiary which stocks were transferred
   WebOnline Networks, Ltd. (hereafter called "WON")

2. Reason of transferring stocks
   Under the circumstances that the rapid progress of broad-band network such as ADSL or FTTH is expected, Internet access and contents services are requested to supply ever more acceptable prices, stable access environment and attractive contents services to users. In prospect of these circumstances, Sony Communication Network Corporation acquires wholly ownership of WON this time, for WON to intensify management foundations through cost cutting by sharing network etc., while extending scale of membership, and to supply competitive broad-band network services, showing synergy effects of access and contents services with WON.

3. Transfer value:
   1,800 million yen (7,200 shares)

EXHIBIT C

<PRESS RELEASE --TRANSLATION>

November 22, 2001

JUSTSYSTEM CORPORATION
CONSOLIDATED SEMIANNUAL RESULTS FOR FISCAL 2002

For the First Half of the Fiscal Year Ending March 31, 2002

Corporate Name: **JUSTSYSTEM CORPORATION**
Securities Code: No. 4686
Exchange Market: The Japanese OTC Market
Adoption of U.S.GAAP: None
Board of Directors' Meeting Date: November 22, 2001

Headquarters: 108-4 Hiraishi-Wakamatsu Kawauchi-cho
Tokushima-shi, Tokushima Prefecture, Japan
For further information, please contact:
Masayoshi Ikeda, Director
Accounting Department
Tel: +81(88)666-1000

1. CONSOLIDATED BUSINESS RESULTS FOR THE FIRST HALF OF FISCAL 2002 (from April 1, 2001 to September 30, 2001)

(1) Consolidated Results of Operations

	Net Sales		Operating Income(Loss)		Normal Income(Loss)	
For the first half ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2001	**6,929**	**(0.0)**	**(1,566)**	**--**	**(1,876)**	**--**
September 30, 2000	6,930	--	(2,127)	--	(1,837)	--
For the fiscal year ended March 31, 2001	17,988	6.2	(1,068)	--	(2,090)	--

	Net Income(Loss)		Net Income(Loss) per Share	Diluted Net Income(Loss) per Share
For the first half ended	Millions of Yen	%	Yen	Yen
September 30, 2001	**(772)**	**--**	**(24.96)**	**--**
September 30, 2000	(1,310)	--	(42.00)	--
For the fiscal year ended March 31, 2001	(2,758)	--	(88.41)	--

Notes: 1. Amounts less than a million yen are rounded down, and fractions less than first or second decimal points are rounded off.
2. Equity in earnings (losses) of associated companies: Sept.2001--11 million yen, Spet.2000-- (19) million yen, March2001--3 million yen
3. Weighted average of outstanding shares (consolidated): Sept.2001--30,961,149, Spet.2000--31,211,200 , March2001--31,198,173
4. Changes in accounting policies None
5. Percentage of increase(decrease) ratio to the relevant item of the previous period is not reported for the first half ended September 30, 2000 because semiannual consolidated results have been reported since then.

(2) Consolidated Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
For the first half ended	Millions of Yen	Millions of Yen	%	Yen
September 30, 2001	**34,246**	**17,309**	**50.5**	**559.08**
September 30, 2000	37,983	19,764	52.0	633.25
For the fiscal year ended March 31, 2001	37,510	18,168	48.4	586.81

Notes: Outstanding shares at the period-end (consolidated): Sept.2001-- 30,961,149, Spet.2000--31,211,200, March2001--30,961,149

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents, End of Period
For the first half ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2001	**2,113**	**(977)**	**(373)**	**5,630**
September 30, 2000	340	(981)	(309)	5,594
For the fiscal year ended March 31, 2001	253	(1,672)	(296)	4,865

(4) Scope of consolidation and application of equity method
Number of consolidated subsidiaries: 8
Number of equity method applied non-consolidated subsidiaries: --
Number of equity method applied associated companies: 2

(5) Changes in scope of consolidation and application of equity method
Consolidation (newly) -- (excluded) -- Equity method (newly) -- (excluded) --

2. CONSOLIDATED BUSINESS OUTLOOK FOR FISCAL 2002 (from April 1, 2001 to March 31, 2002)

	Net Sales	Normal Loss	Net Income
For the fiscal year ending	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2002	17,100	(300)	500

For reference : Estimated consolidated net income per share for the fiscal year ending March 31, 2002 ----------- 16.15 yen

I. CORPORATE GROUP SITUATION

JUSTSYSTEM Group is consisted of JUSTSYSTEM CORPORATION ("the Company") , 8 subsidiaries and 2 associated companies and operating its business to offer superior products and services based on advanced software technologies of computers and networks. The role of the Company is mainly to research and develop software products and promote sales in Japan. Justsystem Service Co., Ltd., a subsidiary in Japan, plays a role of manufacturing and shipment of products. JUSTSYSTEM Inc., an overseas subsidiary, is a holding company in the USA.

Outline of the JUSTSYSTEM Group is as follows:



Domestic
Overseas
Software Related
Network
Domestic Users
Overseas Users
Subcontracting operations of the Company's business
Subsidiary Justsystem Service Co., Ltd.
Research and development of computer software
Associated company DigiOn Inc.
Research and development of computer software
Subsidiary i Dimension Corporation
Supply of investment information on the Internet
Subsidiary TOUSHINICHIBA, Inc.
Consulting service for the Internet
Associated company R2 innovation Ltd.
Subsidiary WebOnline Networks, Ltd.
JUSTSYSTEM CORPORATION
Holding company in U. S. A.
Subsidiary JUSTSYSTEM, Inc.
Research and development of computer software
Subsidiary CLAIRVOYANCE Corporation
Research and development of computer software
Subsidiary DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd.

Notes: 1. Besides the above companies, J-Bahn Co., Ltd. is also a subsidiary, but it has ceased its operation.
2. The Company owns CLAIRVOYANCE Corporation indirectly through JUSTSYSTEM, Inc.

II. MANAGEMENT POLICY AND RESULTS OF OPERATIONS

1. MANEGEMENT POLICY

(1) BASIC MANEGEMENT POLICY

JUSTSYSTEM CORPORATION(the "Company") has continued to develop computer software since its foundation in 1979, by persistently focusing on the value of the "information", in order to create an ideal computing environment which interconnects human beings and the information.

Under such, the "Company" sets in place a fundamental policy to comprehensively improve the corporate value sought by our shareholders, customers, the market and our employees by introducing new products and services with technical advances and values, continuing further research related to both technology and know-how in order to use the "Language"; the vital element of communication, by means of computer.

(2) BASIC POLICY ON THE DISTRIBUTION OF PROFITS

With respect to dividends to the stockholders following recovery of business results, we will return profits to the stockholders as our basic policy by raising the stock value of the Company through increasing internal reserves as a research and development oriented company and actively investing in development, effectively utilizing stockholders' capital.

(3) MEDIUM-TERM MANEGEMENT STRATEGY

The JUSTSYSTEM Group mainly deploys the following three businesses under the two industrial segments at present;

under the software related business segment,

- Business systems designed for corporations represented by "ConceptBase"
- Software business represented by "Ichitaro" and "Justsystem Home"

under the network business segment,

- Internet services represented by "JustNet"

Regarding business systems designed for corporations, we will improve marketability of our natural language search engine "ConceptBase" by adding value of solution type which directly supports corporations' e-Business. Toward the next fiscal year, we will launch product line up of applications which took in added values for customers, absorbed from introduction cases reaching around 1,200 companies on an accumulated basis, and gradually enforce purpose specific solution services.

Concerning software business, although we enforced our main line product "Ichitaro" for self expression function by Japanese this time, we will evolve it from word processor to knowledge processor in the future. We will enforce purpose intended software about that for home consumers, and select products to take care of considering profitability and future potentials. We have acquired a certain position in the education market by "Ichitaro Smile". We will drill down this market ever more as well as complete related product line up. As for ATOK, we will deploy "ATOK Anytime Anywhere" strategy, empowering it as "information window + service window " at the time when individuals have many network terminals, while searching how Japanese Language should be on computer.

In the future, we will enforce from packaged sales to license sales for governments and municipals concerning the software related business. we will launch product line up of applications which took in added values for customers, absorbed from introduction cases reaching around 1,200 companies on an accumulated basis, and enforce solution-typed sales force so as to provide solution services.

Concerning the network business, the Company decided to transfer stocks of WebOnline Networks, Ltd. operating "JustNet" business to Sony Communication Network Corporation which operates "So-net" on October.

We will realize the seize of competition and profitability as a company through concentration and selection. We will make the software business more efficient for survival and improvement of business profitability.

Meanwhile we will enforce development of element technologies to differentiate our technological advances concerning Japanese Language and "ConceptBase", in the end to secure our competence.

2. RESULTS OF OPERATIONS

(1) BUSINESS OVERVIEW FOR THE FIRST HALF OF THE CURRENT FISCAL YEAR

Concerning the Japanese economic environment during the first half of this term, due to the slow progress made in implementation of the government's "structural reform" policy, one can see no sign of an end regarding the phase of adjustment. Under the progressing deflation, recovery in corporate earnings has been delayed, while personal consumption has also remained stagnant due to future uncertainty.

In the personal computer industry during the first half of this term, the number of domestically dispatched hardware decreased by 10% compared with the same term of the previous year, while sales of package software at the point-of-sales continue to be sluggish particularly in the area of software designed for consumers.

Under such a severe business environment, the company has carried out business while fortifying licensed sales for the government, municipal offices and educational institutions in the software business, while at the same time intensifying Business Systems designed for corporations represented by "ConceptBase", as well as placing priority on measures to strengthen the company in order to improve the earnings structure.

The following are the business results of each activity:
Regarding software related business; the company has focused on intensifying licensed sales of the "Ichitaro" products principally for the government and municipal offices, and "Ichitaro Smile" to gain further business in the education market. In particular "Ichitaro Smile" was introduced by more than 10,000 primary schools as of the end of September, enjoying a total of 300,000 licensed sales which represents a doubling of the figure compared with that of the end of March 2001. Having achieved the No. 1 introduction rate by primary schools, this is contributing to an increase in sales of "Ichitaro Smile" also at the point-of-sales and GMS. In the education industry, we aim to expand sales as a whole, by also focusing on our already released software; "Happyo Meijin", a presentation software designed for primary schools, "Naruhodo Net", an Internet browser and "Hirameki Writer", a composition software designed for primary schools.

The company released "ATOK14 for Mac OS X" in April, both "Raku-Raku Hagaki 2001 Summer!" and "MegaVi TV2", an editing software for television video-tape recording for MPEG 2 in June, "Goblile 2", a tool for multi-function mobile telephones and "JustHome 2", all-in-one home PC software which has been further improved regarding its easy-understanding, easy-use and enjoyable features, in September. "JustHome 2" has been widely introduced as a teaching material for PC schools. In June, meeting the need of the government, municipal offices and corporations which are implementing their electronic governmental plan, JUSTSYSTEM marketed "FormLiner for XML/SGML", an integrated document preparation tool which makes it possible to produce XML and SGML documents based on the model of the existing Ichitaro document etc.

Regarding the "ATOK" series, JUSTSYSTEM is widening its range of applications to various non-PC terminals primarily regarding the installation type, for example to the PDA with Palm OS, in addition to mobile phones made by Mitsubishi Electric Corp. and Hitachi, Ltd. The company also developed digital audio software with the introduction of "NetMD", a connecting standard between PC and MD laid down by Sony Corp., and began marketing it to AV manufacturers.

With respect to the Business Systems activity, the number of corporations which have introduced "ConceptBase" reached a total of 1,200 in total as of the end of September, representing 550,000 users. Although we initially began with development/sales of search engines as the back-end function for corporations, we are now shifting our focus towards solution software vending which supports corporations' e-Business more directly on the basis of knowledge management, by providing services based on our experience and achievements acquired through the introduction of this product to 1,200 corporations.

In June, we packaged the highly compatible "Net-IT" and "KnowledgeMarket" with "ConceptBase" products, and released them as "Net-IT Knowledge Search Plus" and "KnowledgeMarket with CB" respectively. The company intends to intensify these as part of the "ConceptBase" series which accelerate the use of knowledge assets. In September, we also released "ConceptBase Clustering Ver.2.0". In addition to all features of the text-mining software "ConceptBase Clustering", which provides the high-speed processing of text data such as customer opinions collected on the Internet and call centers, automatically produces their category and classifies them, this second version makes the analysis function of sensible expressions more versatile, enabling customers to carry out strategic decision-making.

In consequence, despite the favorable results in the license business of "Ichitaro" and "Ichitaro Smile" for corporations and schools, as well as the augmented sales of "ConceptBase", since sales of packaged products at the point-of-sales and pre-installed products in computers were slow, net sales of the software related businesses resulted in 5,364 million yen, a decrease of 2.0 % compared with the same period of the previous year. Meanwhile, as the company carried out further cost structure revisions regarding administrative expenses and the cost of products etc., the operating loss resulted in 1,195 million yen (860 million yen smaller than the same period of the previous year).

Regarding the network business, although our 100% subsidiary, WebOnline Networks, Ltd. which is engaged in the Internet service provider business, enjoyed a steady increase in the number of members for the "SOTEC-JustNet Course" targeted at SOTEC PC purchasers/users, the unit price per customer was reduced following revision of the course fee system implemented last year. The sales of the network business therefore remained 1,564 million yen, an increase of 7.4% compared with the same period of the previous year. The operating loss was 24 million yen (the same period of the previous year showed an operating profit of 37 million yen), due to compensation made for the one-year free subscriber fee for the "SOTEC-JustNet Course", as well as increased expenditure for sales promotion activities implemented to accelerate the pace of member capturing.

In conclusion, on a consolidated basis, sales showed 6,929 million yen, while the operating loss resulted in 1,566 million yen (560 million yen smaller than the same period of the previous year). Following a decline in the valuation of invested securities owned by our 100% subsidiary, JUSTSYSTEM, Inc. in the United States, the Company appropriated a partnership loss of 209 million yen for other expenses and the invested securities devaluation of 145 million yen for the extraordinary losses. Thus the consolidated normal loss, despite the profit appropriated on the sale of the invested securities amounting to 611 million yen, showed 1,876 million yen (39 million yen higher than the same period of the previous year), and the consolidated net loss of this period resulted in 772 million yen (538 million yen smaller than the same period of the previous year).

With the anticipated rapidly spreading broadband network connection such as ADSL and FTTH, it is inevitable that our 100% subsidiary, WebOnline Networks, Ltd. which operates "JustNet" business, will meet with ever higher demand regarding both the services of the Internet connections and fulfillment of the contents, by providing a reasonable price range, stable connecting environment and attractive contents. JUSTSYSTEM made a decision to transfer the entire shares of this subsidiary to Sony Communication Network Corporation as of October 1st, through which both corporations aim to further strengthen their management foundation with the cost reduction resulting from network sharing, while expanding their members, as well as providing competitive broadband network services, by improving services regarding JustNet connection and contents using the synergy effect.

On a non-consolidated basis, net sales resulted in 5,352 million yen, a decrease of 12.1% compared with the same period of the previous year due to the JustNet business division becoming independent as the subsidiary; WebOnline Networks, Ltd. The normal loss was 1,317 million yen (a decrease of 475 million yen compared with the same period of the previous year), resulting partially from the successful revision of cost structure.

Net profit and loss for this term showed an interim net loss of 854 million yen (a decrease of 106 million yen compared with the same period of the previous year) , following appropriation for the extraordinary losses of 127 million yen as subsidiary's share devaluation loss.

(2) BUSINESS OUTLOOK FOR THE CURRENT FISCAL YEAR

During this fiscal year, we will aim to return the profit and loss at the end of the term to the black on a non-consolidated basis, and to secure sufficient profits which will enable us to pay dividends, with the growing profit generated by the rapidly progressing Business Systems activity.

In the software business, we will place emphasis on the licensing market as a countermeasure for the sluggish point-of-sales package market. At the same time, the company intends to re-promote its products which provide language technology based upon Japanese, by stressing the attractiveness of the language and importance of expression capability including the key feature of the ATOK system; Japanese "dialect" input function.

Regarding the Business Systems activity, the company ensures its path to successful growth by providing services based on our experience and achievements acquired through introduction of the product to 1,200 corporations, and thus shifting its focus towards the solution software business based on knowledge management, which directly supports corporate e-Business, while improving the unit sales per corporation.

Furthermore, with the future prospect of the economy remaining uncertain, we continue to carry out a thorough study and revision of the cost structure, while aiming to build a sufficient corporate structure in order to overcome critical business reform, by undertaking a basic screening and concentration of business, including the selling of our 100% subsidiary, WebOnline Networks, Ltd.

All company employees will strive as one to work for realization of the above tasks in order to retrieve our business performance.

III. CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS
(1) CONSOLIDATED SEMIANNUAL BALANCE SHEETS

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of September 30, 2001		As of March 31, 2001		Increase (Decrease)	As of September 30, 2000	
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen	Thousands of Yen	Ratio
		%		%			%
<ASSETS>							
CURRENT ASSETS							
Cash and time deposits	7,615,269		6,648,752		966,516	8,134,140	
Trade notes and accounts receivable	3,287,820		6,742,532		(3,454,711)	3,134,023	
Inventories	781,297		778,385		2,912	893,923	
Other	520,353		571,630		(51,277)	745,597	
Allowance for doubtful receivables	(39,005)		(43,329)		4,324	(29,558)	
Total current assets	12,165,735	35.5	14,697,971	39.2	(2,532,236)	12,878,125	33.9
FIXED ASSETS							
PROPERTY AND EQUIPMENT							
Buildings and structures	10,093,824		10,089,862		3,962	10,070,208	
Tools, furniture and fixtures	5,284,853		5,254,193		30,659	5,215,872	
Land	3,925,299		3,925,299		--	3,925,299	
Other	67,043		67,043		--	67,043	
Accumulated depreciation	(7,509,826)		(7,103,862)		(405,964)	(6,600,013)	
Total property and equipment	11,861,195	34.7	12,232,537	32.6	(371,341)	12,678,411	33.4
INTANGIBLE FIXED ASSETS							
Goodwill	760,334		816,378		(56,044)	815,996	
Software	1,605,425		1,602,605		2,820	1,481,757	
Software in process	962,253		681,779		280,473	544,152	
Other	141,006		184,944		(43,938)	215,622	
Total intangible fixed assets	3,469,019	10.1	3,285,708	8.8	183,311	3,057,528	8.0
INVESTMENTS AND OTHER ASSETS							
Investment securities	1,839,813		2,356,089		(516,275)	4,695,265	
Non-operating real estate	3,057,302		3,102,902		(45,559)	3,150,624	
Prepaid pension costs	295,675		299,691		(4,016)	--	
Other	1,746,700		1,721,599		25,101	1,710,406	
Allowance for doubtful receivables	(188,474)		(185,974)		(2,500)	(186,987)	
Total investments and other assets	6,751,017	19.7	7,294,308	19.4	(543,291)	9,369,308	24.7
Total fixed assets	22,081,232	64.5	22,812,554	60.8	(731,321)	25,105,249	66.1
Total assets	34,246,967	100.0	37,510,525	100.0	(3,263,557)	37,983,374	100.0

(Amounts less than a thousand yen are rounded down)

Item \ Term	As of September 30, 2001 Thousands of Yen	As of September 30, 2001 Ratio	As of March 31, 2001 Thousands of Yen	As of March 31, 2001 Ratio	Increase (Decrease) Thousands of Yen	As of September 30, 2000 Thousands of Yen	As of September 30, 2000 Ratio
		%		%			%
<LIABILITIES>							
CURRENT LIABILITIES							
Trade Payables	230,836		524,446		(293,609)	342,805	
Short-term bank loans	1,910,090		1,780,000		130,090	4,178,000	
Accounts payable-other	1,084,619		1,966,007		(881,387)	1,320,374	
Income taxes payable	25,163		40,126		(14,963)	105,295	
Accrued employees' bonuses	499,455		494,030		5,424	448,965	
Other	369,639		498,063		(128,424)	344,824	
Total current liabilities	4,119,804	12.0	5,302,674	14.2	(1,182,870)	6,740,265	17.8
LONG-TERM LIABILITIES							
Long-term debt	8,866,000		9,386,000		(520,000)	6,975,000	
Deferred tax liabilities	3,401,909		4,099,147		(697,237)	4,044,146	
Liability for retirement benefits	432,747		411,431		21,316	396,340	
Other	26,758		26,253		504	19,984	
Total long-term liabilities	12,727,415	37.2	13,922,832	37.1	(1,195,417)	11,435,471	30.1
Total liabilities	16,847,219	49.2	19,225,507	51.3	(2,378,287)	18,175,737	47.9
<MINORITY INTERESTS>							
MINORITY INTERESTS	89,946	0.3	116,775	0.3	(26,828)	43,043	0.1
<SHAREHOLDERS' EQUITY>							
COMMON STOCK	6,490,560	19.0	6,490,560	17.3	--	6,490,560	17.1
ADDITIONAL PAID-IN CAPITAL	8,399,510	24.5	8,399,510	22.4	--	7,887,010	20.8
RETAINED EARNINGS	2,233,626	6.5	3,006,296	8.0	(772,670)	4,453,733	11.7
UNREALIZED GAINS OF THE INVESTMENT SECURITIES	286,596	0.8	441,409	1.2	(154,813)	875,590	2.3
TRANSLATION ADJUSTMENTS	412,144	1.2	343,103	0.9	69,041	57,699	0.1
	17,822,437	52.0	18,680,879	49.8	(858,442)	19,764,593	52.0
TREASURY STOCK	(135)	(0.0)	(135)	(0.0)	--	--	--
TREASURY STOCK OWNED BY SUBSIDIARIES	(512,500)	(1.5)	(512,500)	(1.4)	--	--	--
Total shareholders' equity	17,309,801	50.5	18,168,243	48.4	(858,442)	19,764,593	52.0
Total liabilities, minority interests and shareholders' equity	34,246,967	100.0	37,510,525	100.0	(3,263,557)	37,983,374	100.0

(2) CONSOLIDATED SEMIANNUAL STATEMENTS OF OPERATIONS

(Amounts less than a thousand yen are rounded down)

Item \ Term	Six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)		Six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)		Increase (Decrease)	Fiscal Year ended March 31, 2001 (April 1, 2000 - March 31,2001)	
	Thousands of Yen	Ratio	Thousands of Yen	Ratio	Thousands of Yen	Thousands of Yen	Ratio
		%		%			%
NET SALES	6,929,376	100.0	6,930,162	100.0	(786)	17,988,169	100.0
COST OF SALES	2,892,922	41.7	2,744,692	39.6	148,229	6,174,564	34.3
Gross Profit	4,036,453	58.3	4,185,469	60.4	(149,016)	11,813,604	65.7
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,603,133	80.9	6,312,960	91.1	(709,827)	12,881,704	71.6
Operating Loss	1,566,679	(22.6)	2,127,490	(30.7)	560,811	1,068,099	(5.9)
OTHER INCOME	158,169	2.3	540,807	7.8	(382,637)	339,151	1.9
Interest income	9,963		15,158		(5,195)	31,671	
Exchange gain	--		4,735		(4,735)	99,445	
Settlement from illegal copying	32,275		17,516		14,759	41,578	
Rent income	78,064		57,812		20,251	127,416	
Profit from investment in partnership	--		430,446		(430,446)	--	
Other	37,866		15,136		22,729	39,040	
OTHER EXPENSES	468,034	6.8	250,451	3.6	217,582	1,361,465	7.6
Interest expenses	102,165		103,255		(1,089)	211,226	
Rent expenses	117,864		115,713		2,151	234,069	
Exchange loss	30,287		--		30,287	--	
Loss from investment in partnership	209,597		--		209,597	891,154	
Other	8,119		31,483		(23,363)	25,015	
Normal Loss	1,876,544	(27.1)	1,837,135	(26.5)	(39,409)	2,090,413	(11.6)
EXTRAORDINARY GAINS	622,794	9.0	372,481	5.4	250,312	422,963	2.3
Gain from sales of investment securities	611,370		--		611,370	--	
Income recognized for excessive amount of pension assets at transition	--		126,946		(126,946)	126,946	
Gain from subsidy for development of software	--		145,531		(145,531)	145,531	
Return of excessive amount of tax qualified pension fund	--		64,660		(64,660)	64,660	
Other	11,424		35,343		(23,919)	85,824	
EXTRAORDINARY LOSSES	159,458	2.3	199,177	2.9	(39,659)	1,298,584	7.2
Loss on disposal of fixed assets	1,149		421		728	421	
Loss on sales of fixed assets	2,913		22,104		(19,190)	25,020	
Loss on devaluation of investment securities	145,105		--		145,105	575,471	
Loss on disposal of software in process	--		113,611		(113,611)	511,897	
Loss on devaluation of inventories	--		--		--	101,830	
Loss on disposal of long-term prepaid expenses	--		39,920		(39,920)	39,920	
Other	10,289		23,060		(12,770)	44,023	
LOSS BEFORE INCOME TAXES AND OTHERS	1,413,208	(20.4)	1,663,770	(24.0)	250,562	2,966,034	(16.5)
INCOME TAXES ;							
- Current	38,325	0.6	117,170	1.7	(78,844)	78,398	0.4
- Deferred	(637,057)	(9.2)	(445,179)	(6.4)	(191,877)	(202,836)	(1.1)
MINORITY INTERESTS IN LOSSES	41,807	0.6	24,933	0.4	16,873	83,331	0.5
Net Loss	772,670	(11.2)	1,310,827	(18.9)	538,157	2,758,265	(15.3)

(3) CONSOLIDATED SEMIANNUAL STATEMENTS OF RETAINED EARNINGS

(Amounts less than a thousand yen are rounded down)

Item / Term	Six months ended September 30, 2001 (April 1, 2001 - September 30, 2001)	Six months ended September 30, 2000 (April 1, 2000 - September 30, 2000)	Fiscal Year ended March 31, 2001 (April 1, 2000 – March 31, 2001)
	Thousands of Yen	Thousands of Yen	Thousands of Yen
RETAINED EARNINGS AT BEGINNING OF YEAR	3,006,296	7,550,950	7,550,950
DECREASE IN RETAINED EARNINGS			
Decrease in retained earnings in accordance with U.S. accounting standards	--	1,786,389	1,786,389
NET LOSS	772,670	1,310,827	2,758,265
RETAINED EARNINGS AT END OF YEAR	2,233,626	4,453,733	3,006,296

(4) CONSOLIDATED SEMIANNUAL STATEMENTS OF CASH FLOWS

(Amounts less than a thousand yen are rounded down)

Item \ Term	Six months ended September 30, 2001 (April 1, 2001 - September 30, 2001) Thousands of Yen	Six months ended September 30, 2000 (April 1, 2000 - September 30, 2000) Thousands of Yen	Increase (Decrease) Thousands of Yen	Fiscal Year ended March 31, 2001 (April 1, 2000 – March 31, 2001) Thousands of Yen
OPERATING ACTIVITIES:				
Loss before income taxes and others	1,413,208	1,663,770	250,562	2,966,034
Adjustments for				
Depreciation and amortization	1,490,463	1,541,791	(51,328)	3,078,204
Loss on disposal or sales of fixed assets	4,062	176,057	(171,994)	598,572
Loss(profit) from investment in partnership	209,597	(430,446)	640,043	891,154
Gain from sales of investment securities	(611,370)	--	(611,370)	--
Loss on devaluation of investment securities	145,105	--	145,105	575,471
Interest and dividend income	(10,708)	(15,821)	5,113	(34,161)
Interest expenses	102,165	103,255	(1,089)	211,226
Changes in assets and liabilities:				
Decrease(increase) in trade receivables	3,454,711	1,325,375	2,129,336	(2,289,950)
Decrease(increase) in inventories	(2,912)	(47,075)	44,163	68,461
Increase(decrease) in trade payables	(293,609)	(127,238)	(166,371)	53,431
Increase(decrease) in other payables	(835,167)	(247,924)	(587,243)	491,929
Other – net	3,986	(170,301)	174,287	(202,877)
Sub-total	2,243,117	443,900	1,799,216	475,426
Interest and dividend received	12,971	15,964	(2,993)	33,132
Interest paid	(98,469)	(90,446)	(8,023)	(207,466)
Income taxes paid	(43,682)	(28,803)	(14,878)	(47,770)
Net cash provided by operating activities	2,113,936	340,615	1,773,321	253,322
INVESTING ACTIVITIES:				
Acquisition of property and equipment	(59,478)	(54,389)	(5,088)	(91,707)
Acquisition of intangible fixed assets	(1,212,061)	(953,661)	(258,400)	(2,421,479)
Acquisition of investment securities	(225,279)	(8,128)	(217,150)	(289,785)
Proceeds from sales of investment securities	776,550	--	776,550	11,311
Other-net	(257,527)	34,859	(292,386)	1,118,927
Net cash used in investing activities	(977,795)	(981,320)	3,524	(1,672,732)
FINANCING ACTIVITIES:				
Net increase(decrease) in short-term bank loans	45,090	(4,800)	49,890	395,200
Repayments of long-term debt	(435,000)	(305,000)	(130,000)	(692,000)
Stock issuance to minorities	16,777	--	16,777	--
Acquisition of treasury stock	--	--	--	(135)
Net cash used in financing activities	(373,132)	(309,800)	(63,332)	(296,935)
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	1,971	(9,803)	11,774	27,786
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	764,980	(960,307)	1,725,288	(1,688,559)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,865,888	6,554,448	(1,688,559)	6,554,448
CASH AND CASH EQUIVALENTS, END OF YEAR	5,630,869	5,594,140	36,728	4,865,888

(5) BASIS OF PRESENTING CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS

1. SCOPE OF CONSOLIDATION

Number of consolidated subsidiaries ---------- 8

Justsystem Service Co., Ltd.; J-Bahn Co., Ltd.; TOUSHINICHIBA, Inc.; WebOnline Networks, Ltd.; i Dimension Corporation; JUSTSYSTEM, Inc.; CLAIRVOYANCE Corporation ; DRAGONTEC SOFTWARE(SHANGHAI) Co., Ltd.

2. APPLICATION OF EQUITY METHOD

(1) The number of associated companies accounted for by the equity method ---- 2

DigiOn Inc., R2 innovation Ltd.

(2) The financial statements of the associated companies whose closing dates are different from that of the parent are used without adjustments.

3. SEMIANNUAL CLOSING DATES OF CONSOLIDATED SUBSIDIARIES

Semiannual closing date of DRAGONTEC SOFTWARE (SHANGHAI) Co., Ltd. is June 30, while those of JUSTSYSTEM Inc. and CLAIRVOYANCE Corporation are August 31.

In preparing the consolidated semiannual financial statements, the financial statements of these subsidiaries as of June 30, 2001 and August 31, 2001 are used with appropriate adjustments for significant transactions occurred subsequently to the semiannual closing dates of consolidated subsidiaries through up to September 30, 2001.

4. ACCOUNTING POLICIES

(1) Valuation Basis and Method of Major Assets

Securities

Parent and domestic consolidated subsidiaries

Other securities (investment securities available for sale):

Securities whose fair values are available	Stated at fair value, determined by the market prices etc. at the period end (Both unrealized gains and losses are included in shareholders' equity as unrealized gains of the investment securities; cost of sales is determined by the moving average method)
Securities whose fair values are not available	Stated at cost, determined by the moving average method
Overseas consolidated subsidiaries	Stated in accordance with accounting principles generally accepted in the relevant country
Inventories	Mainly stated at cost determined by the average method

(2) Depreciation Method of Major Depreciable Assets

Property and equipment, non-operating real estate

Parent and domestic consolidated subsidiaries	Computed by the declining- balance method Major useful lives are as follows: Buildings and structures 18 to 65 years Tools, furniture and fixtures 2 to 20 years
Overseas consolidated subsidiaries	Computed by the straight-line method in accordance with accounting principles generally accepted in the relevant country.

Intangible fixed assets

Parent and domestic consolidated subsidiaries

Software development costs	As for sales purpose packaged software, amortized by the greater of either amount in proportion with estimated sales volume during estimated salable period (18 months for desk top product , 36 months for system product) or amount based on the straight-line method during the same estimated salable period. As for internal use software, amortized by the straight-line method based on the usable period inside company (5 years).
Other intangible assets	Computed by the straight-line method
Overseas consolidated subsidiaries	Computed by the straight-line method in accordance with accounting principles generally accepted in the relevant country Goodwill is amortized for 10 years.

(3) Accounting Standard for Major Allowances

Allowance for doubtful receivables	Normal debts; Provided based on the past bad debts write-off ratio. Doubtful debts; Provided at the estimated uncollectible amount after reviewing each collectibility.
Accrued employees' bonuses	Estimated payable amounts which will be paid in the following winter

Liability for retirement benefits -------------------------------- Provided based on the estimated amounts of the projected benefit obligations and the pension assets at the semiannual closing date for employees retirement benefits. For non-contributed pension plan, net prepaid balance is presented as prepaid pension costs under investments and other assets. Actuarial gain or loss are amortized by the straight-line method from the next consolidated fiscal year for the fixed years (5 years) less than the average residual service period of employees at its accrued consolidated fiscal year.

(4) Translations of Foreign Currency Transactions and Foreign Currency Financial Statements

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rate at the semiannual closing date and the translation differences are charged or credited to income or loss.

Assets, liabilities, income and loss of foreign subsidiaries are translated into Japanese yen at the current exchange rate at the semiannual closing date, and the translation differences are included in translation adjustments under the shareholders' equity.

(5) Accounting for Major Lease Transactions

Financial leases other than those which deems to transfer ownership of leased equipment to lessees are accounted for as operating leases.

(6) Other Major Items for Presenting Consolidated Semiannual Financial Statements

Computation of taxable income for corporate, inhabitant and enterprise tax --------------- Taxable income is computed considering transfer and reversal of reserve for software development and special depreciation estimated on appropriation of profit regarding this fiscal year.

Accounting for consumption taxes ------------------------------ Consumption taxes are accounted for separately from relevant principal transactions. Consumption taxes paid and those tentatively received were set off and the resulting balance is included in "Other" under current liabilities.

5. SCOPE OF CASH AND CASH EQUIVALENTS IN SEMIANNUAL STATEMENTS OF CASH FLOWS

Cash and cash equivalents include cash on hand, bank deposits on demand and short-term investments that are readily convertible into cash with due within three months and exposed to insignificant risk of changes in value.

<NOTES TO THE CONSOLIDATED SEMIANNUAL FINANCIAL STATEMENTS>

(CONSOLIDATED SEMIANNUAL BALANCE SHEETS)

Assets pledged as collateral	September 30, 2001	March 31, 2001	September 30, 2000
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Cash and time deposits	124,400	--	--
Buildings and structures	4,627,227	4,709,976	4,795,744
Land	3,409,893	3,409,893	3,409,893
Investment securities	125,200	220,800	515,600
Non-operating real estate	2,738,234	2,761,878	2,786,418
Total	11,024,955	11,102,548	11,507,656
Relevant liabilities collateralized by the above assets:			
Short-term bank loans	1,702,090	1,588,000	3,683,000
Long-term debt	8,203,000	8,526,000	6,285,000

Besides the above pledged assets, program know-how, ATOK12 and ATOK13, have been assigned to long-term debt of 560,000 thousand yen from the Development Bank of Japan. Since the amounts of program know-how are difficult to assess, they are not stated in this statement.

(CONSOLIDATED SEMIANNUAL STATEMENTS OF CASH FLOWS)

Reconciliation between period-end balance of cash and cash equivalents and the relevant account balances on semiannual consolidated balance sheets

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Cash and time deposits	7,615,269	8,134,140	6,648,752
Less : Time deposits with due over three months	(1,984,400)	(2,540,000)	(1,782,864)
Cash and cash equivalents	5,630,869	5,594,140	4,865,888

(SEGMENT INFORMATION)

1. INDUSTRIAL SEGMENT INFORMATION

Six months ended September 30, 2001 (April 1, 2001 - September 30, 2001) Thousands of Yen

	Software Related Business	Network Business	Total	(Eliminations) or Corporate Items	Consolidated
NET SALES AND OPERATING LOSS					
(1) Net sales to outside customers	5,364,554	1,564,821	6,929,376	--	6,929,376
(2) Intersegment sales	56,583	13,543	70,127	(70,127)	--
Total sales	5,421,138	1,578,365	6,999,503	(70,127)	6,929,376
Operating expenses	6,616,422	1,602,553	8,218,975	277,079	8,496,055
Operating loss	1,195,284	24,187	1,219,471	(347,207)	1,566,679

Six months ended September 30, 2000 (April 1, 2000 - September 30, 2000) Thousands of Yen

	Software Related Business	Network Business	Total	(Eliminations) or Corporate Items	Consolidated
NET SALES AND OPERATING INCOME(LOSS)					
(1) Net sales to outside customers	5,472,495	1,457,666	6,930,162	--	6,930,162
(2) Intersegment sales	33,005	2,035	35,040	(35,040)	--
Total sales	5,505,500	1,459,701	6,965,202	(35,040)	6,930,162
Operating expenses	7,561,138	1,422,056	8,983,194	74,458	9,057,653
Operating income(loss)	(2,055,637)	37,645	(2,017,991)	(109,499)	(2,127,490)

Previous Fiscal Year (April 1, 2000 - March 31, 2001) Thousands of Yen

	Software Related Business	Network Business	Total	(Eliminations) or Corporate Items	Consolidated
NET SALES AND OPERATING LOSS					
(1) Net sales to outside customers	15,029,370	2,958,798	17,988,169	--	17,988,169
(2) Intersegment sales	59,929	8,094	68,024	(68,024)	--
Total sales	15,089,300	2,966,893	18,056,193	(68,024)	17,988,169
Operating expenses	15,936,919	2,986,759	18,923,679	132,589	19,056,268
Operating loss	847,619	19,866	867,486	(200,613)	1,068,099

Notes: 1. Segmentation method by industry

The Company classifies its consolidated operations into two segments, software related business and network business according to type or nature of the businesses.

2. Major contents of each industrial segment:

(1) Software related business — Development and sales of application software, production and sales of books

(2) Network business — Network provider business

3. The amount of operating expenses which could not be allocated to each segment and, therefore, were included under the column '(Eliminations) or Corporate items' for the six months ended September 30, 2001 and 2000 and the previous fiscal year was 347,207 thousand yen, 109,499 thousand yen and 200,613 thousand yen, respectively. These expenses consist mainly of fundamental research expenses.

2. GEOGRAPHIC SEGMENT INFORMATION

Total domestics sales were more than 90% of the total sales for all segments.
Accordingly, geographic segment information was not required to be disclosed.

3. SALES TO FOREIGN CUSTOMERS

Sales to foreign customers were less than 10% of the consolidated net sales.
Accordingly, sales to foreign customers was not required to be disclosed.

(LEASE TRANSACTIONS)

FINANCE LEASE TRANSACTIONS OTHER THAN THOSE WHICH DEEMS TO TRANSFER OWNERSHIP OF LEASED EQUIPMENT TO LESSEES:

1) Assumed amounts of acquisition cost, accumulated depreciation and net book value at the balance sheet date of leased equipment:

	September 30, 2001	September 30, 2000	March 31, 2001
[Tools, furniture and fixtures]	Thousands of Yen	Thousands of Yen	Thousands of Yen
Acquisition cost	1,304,598	776,944	1,234,235
Accumulated depreciation	441,045	326,844	342,898
Net book value	863,553	450,099	891,336

2) Future lease payments:

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Amount due within one year	253,999	145,949	248,615
Amount due after one year	609,553	304,149	642,721
Total	863,553	450,099	891,336

The above acquisition costs and the future lease payments include interest costs on the future lease payments since the amounts of future lease payments are not material compared with the amounts of property and equipment at the balance sheet dates.

3) Assumed lease payments and depreciation:

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Lease payments	133,164	69,600	182,513
Depreciation	133,164	69,600	182,513

4)Method of computing assumed depreciation:

Depreciation was computed by straight-line method over the lease terms with no residual value.

OPERATING LEASE TRANSACTIONS

Future lease payments

	September 30, 2001	September 30, 2000	March 31, 2001
	Thousands of Yen	Thousands of Yen	Thousands of Yen
Amount due within one year	10,428	23,161	23,796
Amount due after one year	598	11,437	584
Total	11,026	34,598	24,380

(SECURITIES)

Six months ended September 30, 2001

1. Other securities whose fair values are available(as of September 30, 2001) Thousands of Yen

	Acquisition Cost	Carrying Amount	Difference
1) Stocks	158,203	660,173	501,970
2) Bonds			
Corporate bonds	77,064	83,531	6,466
Others	--	--	--
3)Others	98,863	89,003	(9,859)
Total	334,130	832,707	498,577

Notes : Besides the above, the investment by a US subsidiary in a certain partnership for venture investments is included in the investment securities at the amount of 460,514 thousand yen. Equity in that partnership is stated in accordance with the generally accepted accounting principles in the United States of America and its income or loss by evaluation is shown as "Loss from investment in partnership" under other expenses.

2. Major securities with no fair value(as of September 30, 2001, excluding the above 1.) Thousands of Yen

	Consolidated Balance Sheet Amount
Other securities	
Unlisted stocks(except OTC stocks)	400,887
Unlisted corporate bonds	6,000

Six months ended September 30, 2000

1. Other securities whose fair values are available(as of September 30, 2000) Thousands of Yen

	Acquisition Cost	Carrying Amount	Difference
1) Stocks	789,229	2,175,438	1,386,209
2) Bonds			
Corporate bonds	75,892	81,684	5,791
Others	--	--	--
3)Others	150,648	127,842	(22,806)
Total	1,015,770	2,384,964	1,369,194

Notes : Besides the above, the investment by a US subsidiary in a certain partnership for venture investments is included in the investment securities at the amount of 2,003,165 thousand yen. Equity in that partnership is stated in accordance with the generally accepted accounting principles in the United States of America and its income or loss by evaluation is shown as "Profit from investment in partnership" under other income.

2. Major securities with no fair value(as of September 30, 2000, excluding the above 1.) Thousands of Yen

	Consolidated Balance Sheet Amount
Other securities	
Unlisted stocks(except OTC stocks)	184,849
Unlisted corporate bonds	6,000

Fiscal Year ended March 31, 2001

1. Other securities whose fair values are available(as of March 31, 2001) Thousands of Yen

	Acquisition Cost	Carrying Amount	Difference
1) Stocks	362,311	1,128,035	765,724
2) Bonds			
Corporate bonds	76,478	83,631	7,152
Others	--	--	--
3)Others	151,026	133,789	(17,237)
Total	589,816	1,345,456	755,640

Notes : Besides the above, the investment by a US subsidiary in a certain partnership for venture investments is included in the investment securities at the amount of 690,094 thousand yen. Equity in that partnership is stated in accordance with the generally accepted accounting principles in the United States of America and its income or loss by evaluation is shown as "Loss from investment in partnership" under other expenses.

2. Major securities with no fair value(as of March 31,2001, excluding the above 1.) Thousands of Yen

	Consolidated Balance Sheet Amount
Other securities	
Unlisted stocks(except OTC stocks)	181,849
Unlisted corporate bonds	6,000

(FINANCIAL DERIVATIVES)

Not applicable.

IV. THE SITUATION OF PRODUCTION, ORDERS TAKEN AND SALES

1. PRODUCTS MANUFACTURED

Thousands of Yen

Industrial segments	**September 30, 2001**	**September 30, 2000**	**March 31, 2001**
Software related business	4,001,629	5,141,408	14,199,290
Network business	--	--	--
Total	4,001,629	5,141,408	14,199,290

Notes: The amounts are based on a selling price basis and do not include consumption taxes.

2. ORDERS TAKEN FOR PRODUCTS

We do not manufacture on a built-to-order basis.

3. SALES

Thousands of Yen

Industrial segments	**September 30, 2001**	**September 30, 2000**	**March 31, 2001**
Software related business	5,364,554	5,472,495	15,029,370
Network business	1,564,821	1,457,666	2,958,798
Total	6,929,376	6,930,162	17,988,169

Notes: The amounts do not include consumption taxes.

V. SUBSEQUENT EVENTS

(TRANSFERRING STOCKS OF AN AFFILIATED COMPANY)

The Company transferred the whole holding stocks of the subsidiary which operates Internet service provider business to Sony Communication Network Corporation on October 1, 2001 as follows:

1. The subsidiary which stocks were transferred
   WebOnline Networks, Ltd. (hereafter called "WON")

2. Reason of transferring stocks
   Under the circumstances that the rapid progress of broad-band network such as ADSL or FTTH is expected, Internet access and contents services are requested to supply ever more acceptable prices, stable access environment and attractive contents services to users. In prospect of these circumstances, Sony Communication Network Corporation acquires wholly ownership of WON this time, for WON to intensify management foundations through cost cutting by sharing network etc., while extending scale of membership, and to supply competitive broad-band network services, showing synergy effects of access and contents services with WON.

3. Transfer value:
   1,800 million yen (7,200 shares)